RESPONSE BIOMEDICAL CORP.

8081 Lougheed Highway
Burnaby, B.C. V5A 1W9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the "Meeting") of Response Biomedical Corp. (the "Company") will be held in the Stanley Room at the Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia, at 2:00 p.m., on June 21, 2005 to:

1.
receive and consider the report of the directors of the Company to the shareholders, and the consolidated financial statements of the Company, for the year ended December 31, 2004, together with the auditors' report thereon;

2.	determine the number of Directors at six;

3.	elect six persons as Directors of the Company;

4.	reappoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company for the ensuing year, and authorize the Directors to fix the remuneration payable to the auditor;

5.
approve matters related to the transition of the Company under the Business Corporations Act (British Columbia), including the adoption of new Articles, removal of “pre-existing company provisions” and increase in authorized share capital;

6.	approve a new stock option plan, including provisions that allow the Company to grant options to its US employees on a tax beneficial basis; and

7.	consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS SUPPLEMENTAL TO AND EXPRESSLY MADE A PART OF THIS NOTICE.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deliver to the offices of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours prior to the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment or adjournments thereof.

If you are a non-registered shareholder of the Company and receive these materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia as of the 3rd day of May 2005.

BY ORDER OF THE BOARD

Brian G. Richards Director